ROCK CITY ENERGY CORP.

August 30, 2007

VIA EDGAR AND OVERNIGHT COURIER

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Rock City Energy Corp. (formerly Vallenar Holdings, Inc.)
Amendment No. 4 to Registration Statement on Form SB-2
Filed August 30, 2007
File No. 333-139312

Dear Ms. Parker:

We were informed in a telephone conversation with Mr. Jason Wynn that there were no further comments to the above referenced registration statement, but that we would be required to update the financial information. Today we have filed Amendment No. 4 to the registration statement for this purpose. Once you have reviewed the amendment, if there are no further comments, please contact Mary Ann Sapone, Esq. at 707-937-2059 confirming this. We will then file our request for acceleration.

Very truly yours, ROCK CITY ENERGY CORP. By: /s/ Richard Jeffs RICHARD JEFFS, President

cc:	Gary Newberry, April Sifford and Jason Wynn (w/encl.)